Points.com Announces Partnership with Hitit Computer Services to Advance Global Points Exchange in the Middle East

Istanbul-based Software Provider to Offer Added Convenience to Frequent Flyer Members and New Revenue Stream to Airlines

TORONTO (November 13, 2008) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world's leading loyalty reward program management Web site, www.points.com, today announced a strategic partnership with Turkish software provider, Hitit Computer Services, appointing the company as the sole sales representative of the site’s Global Points Exchange (GPX) service in the Middle East. GPX is the first marketplace where users can establish their own exchange rates and trade points and miles with other rewards program members.

Loyalty programs currently participating on GPX include Aeroplan®, Alaska Airlines Mileage Plan, American Airlines AAdvantage®, Frontier Airlines EarlyReturns®, Icelandair Award Points, Delta Air Lines SkyMiles® and InterContinental Group’s Priority Club® Rewards. Through the end of 2008 and into 2009 Points.com will continue to add new partners to GPX, including TACA International Airlines, AirTran Airways, Mexicana Airlines and Harrah’s Entertainment.

"Airline expansion in the Middle East makes the region one of the fast growing in the world," said Rob MacLean, CEO of Points.com. "Our new partnership with Hitit will not only generate additional visibility for GPX among key future partners, but it will also lead to additional options for users looking to trade miles and to travel in that region."

"Connecting like-minded companies that provide tangible benefits to consumers is the main reason we’re excited about working with Points.com," said Mustafa Ozalcin, marketing and sales manager for Hitit Computer Services. "There’s nothing else like GPX and we’re confident that airlines across the region will recognize the many benefits the service provides."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com.

Points.com Announces Partnership with Hitit Computer Services, page 2

About Hitit Computer Services

Hitit Computer Services is an airline software solutions provider with flagship product, Crane FF (frequent flyer) firmly established as one of the most powerful loyalty solutions in the industry. Malaysia Airlines, Virgin Blue, Qatar Airways, Etihad Airways, Icelandair and Turkish Airlines are only a few of the airlines that have migrated their systems to Crane. The Crane Family of Airline Solutions includes software for all key areas of airline operations including web-based reservations & ticketing, schedule planning and crew management. Hitit recently pioneered the first analytics tool for airlines, Crane IMP (Intelligent Member Profiling), launched at the recent FFP 2008 Conference in Dallas.

For more information contact:

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Media relations:
David Cumpston
Allison & Partners
T. 415-277-4917; E. david@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

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